UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported):
August 17, 2006

bebe stores, inc.

(Exact name of registrant as specified in its charter)

California	**0-24395**	**94-2450490**
(State or Jurisdiction of Incorporation or Organization)	(Commission File No.)	(IRS Employer Identification Number)

400 Valley Drive
Brisbane, California 94005
(Address of principal executive offices)

Registrant's telephone number, including area code
(415) 715-3900

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing. On August 17, 2006, bebe stores, inc. issued a press release announcing its fourth quarter 2006 earnings.

The press release relating to the fourth quarter 2006 earnings is attached hereto as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

99.1.   Press Release dated August 17, 2006.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated August 17, 2006

bebe stores, inc.

/s/ Walter Parks

_____

Walter Parks, Chief Financial Officer

Exhibit 99.1

Contact: Walter Parks
Chief Financial Officer
bebe stores, inc.
(415) 715-3900

bebe stores, inc.
Announces Record Fourth Quarter Earnings of $0.24 per share

BRISBANE, CALIF. – August 17, 2006 – bebe stores, inc. (Nasdaq:BEBE) today announced unaudited financial results for the fourth quarter ended July 1, 2006.

Net sales for the fourth quarter of fiscal 2006 were $152.2 million, up 11.2% from $136.9 million reported for the fourth quarter a year ago. As previously reported, same store sales for the thirteen-week period ended July 1, 2006 increased 3.5% compared to an increase of 34.2% in the prior year.

Gross margin as a percentage of net sales decreased to 50.5% in the fourth quarter of fiscal 2006, compared to 51.0% in the fourth quarter of fiscal 2005. The decrease in gross margin as a percentage of net sales from the prior year of 0.5% was primarily due to higher occupancy expense.

SG&A expenses for the fourth quarter of fiscal 2006 were $47.9 million, or 31.5% of net sales, compared to $40.4 million, or 29.5% of net sales for the same period of the prior year. The increase in SG&A expenses as a percent of sales is primarily due to a $2.8 million pre-tax charge, or 1.8% of net sales, related to both the expensing of stock based compensation as a result of the adoption of Financial Accounting Standards Board Statement No. 123(R) "Share Based Payment" ("SFAS 123(R)") and a negotiated legal settlement. The increase in SG&A expenses is also due to an increase in advertising expenses offset by lower compensation and variable expenses.

Operating income for the fourth quarter of fiscal 2006 was $29.0 million or 19.0% of net sales, compared to $29.4 million or 21.5% of net sales for the same period of the prior year. Net earnings for the fourth quarter increased to $22.1 million from $19.5 million for the same period of the prior year. Diluted earnings per share for the fourth quarter were $0.24 after taking into account the $0.02 per share charge related to the expensing of stock based compensation and the negotiated legal settlement versus $0.21 per share in the same period of fiscal 2005, representing a 14.3% increase over the prior year.

Had stock based compensation been recorded in the prior year, the impact to diluted earnings per share would have been approximately $0.02 per share as previously disclosed. After taking this charge into account, diluted earnings per share would have been $0.19 and the increase in diluted earnings per share from the fourth quarter of fiscal 2005 to the fourth quarter of fiscal 2006 would have been approximately 26%.

The effective tax rate for the fourth quarter of fiscal 2006 decreased to 31.4% from 37.8% in the fourth quarter of fiscal 2005 primarily due to an increase in tax exempt interest income and a cumulative adjustment of temporary and permanent differences offset by compensation expense associated with expensing incentive stock options. The effective tax rate is expected to fluctuate from quarter to quarter under SFAS 123(R).

Net sales for the fiscal year ended July 1, 2006 were $579.1 million, up 13.7% from $509.5 million reported for the fiscal year ended July 2, 2005. As previously reported, same store sales for the fiscal year ended July 1, 2006 increased 6.1% compared to an increase of 25.7% for the fiscal year ended July 2, 2005.

Net earnings for the fiscal year ended July 1, 2006 increased to $74.0 million from $66.3 million for the fiscal year ended July 2, 2005. Diluted earnings per share for the fiscal year ended July 1, 2006 were $0.79 after taking into account the $0.06 per share charge related to the expensing of stock based compensation versus $0.71 per share for the fiscal year ended July 2, 2005, representing an 11.3% increase over the prior year.

During the fiscal year ended July 1, 2006, the Company opened 31 stores, including 19 bebe stores, nine BEBE SPORT stores and three outlet stores, and closed three stores, including two bebe stores and one BEBE SPORT store resulting in total square footage growth of 15%. For fiscal year 2006, the Company's capital expenditures were approximately $31 million and depreciation expense was $16 million.

For the first quarter of fiscal 2007, the Company anticipates comparable store sales will be in the low double digit range and earnings per share in the range of $0.17 to $0.21 versus $0.14 per share in the first quarter of fiscal 2006. The Company is currently anticipating an effective tax rate of 37.0% for the first quarter of fiscal 2007.

For the first quarter of fiscal 2007, the Company is currently planning finished goods inventory to increase on a per square foot basis in the range of high single digits to low double digits higher as compared to the first quarter of fiscal 2006.

For fiscal 2007, the Company anticipates opening 50 stores, expanding or relocating nine existing stores and renovating 12 stores resulting in an approximate square footage growth of 18%. The number of planned new stores includes 28 bebe stores, 21 BEBE SPORT stores and one Neda by bebe store. Total capital expenditures for the year are planned at approximately $50 million which will include capital expenditures for new stores, store expansions and renovations, information technology systems and office improvements.

bebe stores, inc. will host a conference call today, August 17, 2006 at 1:30 P.M. Pacific Time to discuss fourth quarter results. Interested parties are invited to listen to the conference by calling (888) 241-2232. A replay of the call will be available for approximately one week by calling (800) 642-1687 and using the passcode "2729367". A link to the audio replay will be available on our web site at www.bebe.com following the conference call.

bebe stores, inc. designs, develops and produces a distinctive line of contemporary women's apparel and accessories, which it markets under the bebe, BEBE SPORT and bebe O brand names. bebe currently operates 244 stores, of which 184 are bebe stores, 20 are bebe outlet stores and 40 are BEBE SPORT stores. These stores are located in the United States, Puerto Rico and Canada. In addition, there is an online store at www.bebe.com.

The statements in this news release and on our recorded message, other than the historical financial information, contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ from anticipated results. Wherever used, the words "expect," "plan," "anticipate," "believe" and similar expressions identify forward-looking statements. Any such forward-looking statements are subject to risks and uncertainties and the company's future results of operations could differ materially from historical results or current expectations. Some of these risks include, without limitation, miscalculation of the demand for our products, effective management of our growth, decline in comparable store sales performance, ongoing competitive pressures in the apparel industry, changes in the level of consumer spending or preferences in apparel, loss of key personnel, difficulties in manufacturing, disruption of supply, adverse economic conditions, and/or other factors that may be described in the company's annual report on Form 10-K and/or other filings with the Securities and Exchange Commission. Future economic and industry trends that could potentially impact revenues and profitability are difficult to predict.

bebe stores, inc.
SELECTED BALANCE SHEET DATA
(UNAUDITED)
(Dollars in thousands)

	July 1, 2006	July 2, 2005
Assets		
Cash and equivalents	$ 38,656	$ 27,072
Short-term marketable securities	289,015	241,604
Inventories, net	42,151	31,785
Total current assets	389,306	319,607
Property and equipment, net	95,022	77,753
Long-term marketable securities	-	2,000
Total assets	$ 500,909	$ 407,546
Liabilities and Shareholders' Equity		
Total current liabilities	$ 59,037	$ 43,890
Total liabilities	92,685	74,303
Total shareholders' equity	408,224	333,243
Total liabilities and shareholders' equity	$ 500,909	$ 407,546

bebe stores, inc.
STATEMENTS OF OPERATIONS
(UNAUDITED)
(Amounts in thousands except per share data and store statistics)

	For the Quarters Ended				For the Year-to-Date Periods Ended			
	July 1, 2006	%	July 2, 2005	%	July 1, 2006	%	July 2, 2005	%
Net sales	$ 152,211	100.0	$ 136,937	100.0	$ 579,073	100.0	$ 509,527	100.0
Cost of sales, including production and occupancy	75,308	49.5	67,097	49.0	292,592	50.5	256,560	50.4
Gross margin	76,903	50.5	69,840	51.0	286,481	49.5	252,967	49.6
Selling, general and administrative expenses	47,945	31.5	40,432	29.5	181,831	31.4	151,087	29.6
Income from operations	28,958	19.0	29,408	21.5	104,650	18.1	101,880	20.0
Interest and other income, net	3,234	2.1	1,986	1.4	10,408	1.8	5,013	1.0
Earnings before income taxes	32,192	21.1	31,394	22.9	115,058	19.9	106,893	21.0
Provision for income taxes	10,111	6.6	11,871	8.7	41,096	7.1	40,561	8.0
Net earnings	$ 22,081	14.5	$ 19,523	14.2	$ 73,962	12.8	66,332	13.0
Basic earnings per share	$ 0.24		$ 0.21		$ 0.81		$ 0.74	
Diluted earnings per share	$ 0.24		$ 0.21		$ 0.79		$ 0.71	
Basic weighted average shares outstanding	91,671		90,835		91,373		89,591	
Diluted weighted average shares outstanding	93,843		94,850		93,795		93,453	
Number of stores open at beginning of period	228		206		214		199	
Number of stores opened during period	15		10		31		21	
Number of stores closed during period	1		2		3		6	
Number of stores open at end of period	242		214		242		214	
Number of stores expanded/relocated during period*	3		4		5		9	
Total square footage at end of period (000's)	881		767		881		767	

*Expanded/Relocated stores are excluded from comparable store sales for the first year following expansion/relocation.